

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2018

Douglas J. Swirsky
President and Chief Financial Officer
Rexahn Pharmaceuticals, Inc.
15245 Shady Grove Road, Suite 455
Rockville, MD 20850

      Re: Rexahn Pharmaceuticals, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed July 9, 2018
           File No. 001-34079

Dear Mr. Swirsky:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                     Division of Corporation Finance
                                     Office of Healthcare & Insurance

cc: William I. Intner, Esq.